UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

LIBERTY GLOBAL, INC.

(Name of Issuer)

SERIES A COMMON STOCK

Title of Class of Securities)

530555101

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] [X] [_]	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SPO Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 906,554(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 906,554(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 906,554
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.6%
12.	Type of Reporting Person (See Instructions) (PN)
_________________

(1)	Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

(Page 2 of 19)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SPO Advisory Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 906,554(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 906,554(1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 906,554
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.6%
12.	Type of Reporting Person (See Instructions) (PN)
_________________

(1) (2)	Solely in its capacity as the sole general partner of SPO Partners II, L.P. Power is exercised through its sole general partner, SPO Advisory Corp.

(Page 3 of 19)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). San Francisco Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 288,859(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 288,859(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 288,859
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.2%
12.	Type of Reporting Person (See Instructions) (PN)
_________________

(1)	Power is exercised through its sole general partner, SF Advisory Partners, L.P.

(Page 4 of 19)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SF Advisory Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 288,859(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 288,859(1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 288,859
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.2%
12.	Type of Reporting Person (See Instructions) (PN)
_________________

(1) (2)	Solely in its capacity as the sole general partner of San Francisco Partners, L.P. Power is exercised through its sole general partner, SPO Advisory Corp.

(Page 5 of 19)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SPO Advisory Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,195,413(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,195,413(1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,195,413
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.8%
12.	Type of Reporting Person (See Instructions) (CO)
_________________

(1)
Solely in its capacity as the sole general partner of SPO Advisory Partners, L.P. with respect to 906,554 of such shares; and solely in its capacity as the sole general partner of SF Advisory Partners, L.P. with respect to 288,859 of such shares.

(2)	Power is exercised through its two controlling persons, John H. Scully and Edward H. McDermott.

(Page 6 of 19)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John H. Scully
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 78,665(1)
	6.	Shared Voting Power 1,448,180(2)
	7.	Sole Dispositive Power 78,665(1)
	8.	Shared Dispositive Power 1,448,180(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,526,845
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.1%
12.	Type of Reporting Person (See Instructions) (IN)
_________________

(1)
Of these shares, 78,065 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as the trustee for the John H. Scully Living Trust, dated 10/1/03; and 600 shares are held in Mr. Scully’s Individual Retirement Accounts, which are self-directed.

(2)
Of these shares, 1,195,413 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of two controlling persons of SPO Advisory Corp., and 252,767 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as the trustee for the John H. Scully Living Trust, dated 10/1/03 which is one of the general partners of Netcong Newton Partners, L.P.

(Page 7 of 19)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Edward H. McDermott
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 540
	6.	Shared Voting Power 1,195,413(1)
	7.	Sole Dispositive Power 540
	8.	Shared Dispositive Power 1,195,413(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,195,953
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.8%
12.	Type of Reporting Person (See Instructions) (IN)
_________________

(1)	These shares may be deemed to be beneficially owned by Mr. McDermott solely in his capacity as one of two controlling persons of SPO Advisory Corp.

(Page 8 of 19)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The John H. Scully Living Trust, dated 10/1/03
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 78,065(1)
	6.	Shared Voting Power 252,767(2)
	7.	Sole Dispositive Power 78,065(1)
	8.	Shared Dispositive Power 252,767(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 330,832
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.2%
12.	Type of Reporting Person (See Instructions) (OO)
_________________

(1)	Power is exercised through its trustee, John H. Scully.

(2)	These shares may be deemed to be beneficially owned by the John H. Scully Living Trust, dated 10/1/03 solely in its capacity as one of the general partners of Netcong Newton Partners, L.P.

(Page 9 of 19)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Netcong Newton Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 252,767(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 252,767(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 252,767
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.2%
12.	Type of Reporting Person (See Instructions) (PN)
_________________

(1)	Power is exercised through one of its general partners, the John H. Scully Living Trust, dated 10/1/03.

(Page 10 of 19)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Eli J. Weinberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 259(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 259(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 259
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) **0.1%
12.	Type of Reporting Person (See Instructions) (IN)
_________________

(1)	Of these shares, 5 shares are held in Mr. Weinberg’s Individual Retirement Account, which is self-directed.
**	Denotes less than.

(Page 11 of 19)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ian R. McGuire
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 990
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 990
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 990
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) **0.1%
12.	Type of Reporting Person (See Instructions) (IN)
_________________

**	Denotes less than.

(Page 12 of 19)

CUSIP No. 530555101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kurt and Tamra Mobley Trust, dated 4/20/04
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 538(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 538(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 538
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) **0.1%
12.	Type of Reporting Person (See Instructions) OO
_________________

**	Denotes less than.

(1)	Power is exercised through its trustees, Kurt C. Mobley and Tamra Mobley.

(Page 13 of 19)

This Amendment No. 6 (the “Amendment”) amends the Schedule 13G (the “Original 13G”) filed with the Securities and Exchange Commission (“SEC”) on February 14, 2007, as amended on February 17, 2009, November 16, 2009, February 14, 2011, May 6, 2011 and February 14, 2012 (as so amended, the “Schedule 13G”). Terms used herein and not defined herein shall have the meanings ascribed thereto in the Schedule 13G.

Item 1.

(a)	Name of Issuer Liberty Global, Inc.

(b)	Address of Issuer’s Principal Executive Offices 12300 Liberty Boulevard Englewood, Colorado 80112

Item 2.

(a)
Name of Person Filing

SPO Partners II, L.P., a Delaware limited partnership (“SPO”), SPO Advisory Partners, L.P., a Delaware limited partnership (“SPO Advisory Partners”), San Francisco Partners, L.P., a California limited partnership (“SFP”), SF Advisory Partners, L.P., a Delaware limited partnership (“SF Advisory Partners”), SPO Advisory Corp., a Delaware corporation (“SPO Advisory Corp.”), John H. Scully (“JHS”), Edward H. McDermott (“EHM”), the John H. Scully Living Trust, dated 10/1/03 (“JHS Trust”), Netcong Newton Partners, L.P., a California limited partnership (“NNP”), Eli J. Weinberg (“EJW”), Ian R. McGuire (“IRM”) and Kurt and Tamra Mobley Trust, dated 4/20/04 (“Mobley Trust”). SPO, SPO Advisory Partners, SFP, SF Advisory Partners, SPO Advisory Corp., JHS, JHS Trust, NNP, EHM, EJW, IRM and Mobley Trust are sometimes hereinafter referred to as the “Reporting Persons.”

The Original 13G, as amended, listed William E. Oberndorf (“WEO”), the William and Susan Oberndorf Trust, dated 10/19/98 (the “Oberndorf Trust”), Oberndorf Family Partners, L.P., a California limited partnership (“OFP”), Bill & Susan Oberndorf Foundation, a California corporation (the “Oberndorf Foundation”) and Betty J. Weimer (“BJW”) as “Reporting Persons.”  As of March 31, 2012, WEO was no longer a controlling person of SPO Advisory Corp.  As a result, WEO, the Oberndorf Trust, OFP, the Oberndorf Foundation and BJW are no longer “Reporting Persons” for all purposes under this Amendment and the Original 13G.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

(b), (c) Address of Principal Business Office or, if None, Residence; Citizenship of Reporting Persons

The principal business address of SPO is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SPO is a Delaware limited partnership.

The principal business address of SPO Advisory Partners is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SPO Advisory Partners is a Delaware limited partnership.

The principal business address of SFP is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SFP is a California limited partnership.

(Page 14 of 19)

The principal business address of SF Advisory Partners is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SF Advisory Partners is a Delaware limited partnership.

The principal business address of SPO Advisory Corp. is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SPO Advisory Corp. is a Delaware corporation.

The principal business address of JHS is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. JHS is a citizen of the United States of America.

The principal business address of the JHS Trust is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. JHS Trust is a living trust, established for the benefit of JHS. Certain information with respect to JHS, the trustee for the JHS Trust, is set forth above.

The principal business address of NNP is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. NNP is a California limited partnership.

The principal business address of EHM is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. EHM is a citizen of the United States of America.

The principal business address of EJW is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. EJW is a citizen of the United States of America.

The principal business address of IRM is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. IRM is a citizen of the United States of America.

The principal business address of Mobley Trust  is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Mobley Trust is a living trust, established for the benefit of Kurt C. Mobley and Tamra Mobley.  Kurt and Tamra Mobley are the trustees of the Mobley Trust.

(Page 15 of 19)

(d)	Title of Class of Securities Series A Common Stock, par value $0.01 per share.

(e)	CUSIP Number: 530555101

Item 3.	Statement filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c): Not Applicable.

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(b)	(a)	(c)(i)	(c)(ii)	(c)(iii)	(c)(iv)
		Common Shares
			Voting Power		Disposition Power
Reporting Persons	Percent of Class	Beneficially Owned	Sole	Shared	Sole	Shared
SPO Partners II, L.P.	0.6%	906,554	906,554	0	906,554	0
SPO Advisory Partners, L.P.	0.6%	906,554	906,554	0	906,554	0
San Francisco Partners , L.P.	0.2%	288,859	288,859	0	288,859	0
SF Advisory Partners, L.P.	0.2%	288,859	288,859	0	288,859	0
SPO Advisory Corp.	0.8%	1,195,413	1,195,413	0	1,195,413	0
John H. Scully	1.1%	1,526,845	78,665	1,448,180	78,665	1,448,180
Edward H. McDermott	0.8%	1,195,953	540	1,195,413	540	1,195,413
John H. Scully Living Trust, dated 10/1/03	0.2%	330,832	78,065	252,767	78,065	252,767
Netcong Newton Partners, L.P.	0.2%	252,767	252,767	0	252,767	0
Eli J. Weinberg	**0.1%	259	259	0	259	0
Ian R. McGuire	**0.1%	990	990	0	990	0
Kurt and Tamra Mobley Trust, dated 4/20/04	**0.1%	538	538	0	538	0

**	Denotes less than

(Page 16 of 19)

Item 5.	Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

            No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, or other proceeds from the sale of, the common shares held by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

            Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

            Not Applicable.

Item 9.	Notice of Dissolution of Group.

            Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(Page 17 of 19)

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2013 Date /s/ Kim M. Silva Signature Kim M. Silva Attorney-in-fact for:

SPO Partners II, L.P. (1)
SPO Advisory Partners, L.P. (1)
San Francisco Partners, L.P. (1)
SF Advisory Partners, L.P. (1)
SPO Advisory Corp. (1)
John H. Scully (1)
Edward H. McDermott (1)
The John H. Scully Living Trust, dated 10/1/03 (1)
Netcong Newton Partners, L.P. (1)
Eli J. Weinberg (1)
Ian R. McGuire (1)
Kurt and Tamra Mobley Trust, dated 4/20/04 (1)

(1) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.

(Page 18 of 19)

EXHIBIT INDEX

Exhibit A	Document Description Agreement Pursuant to Rule 13d-1(k)

B	Power of Attorney (previously filed)

(Page 19 of 19)